FOR IMMEDIATE RELEASE	November 6, 2008

Micromem Subsidiary Signs Joint Development Agreement with Unotron

MASTInc Prepares for Commercial Launch of Next Generation Magnetic Sensor Technology In Washable Keyboards

Unotron, Producers of The World’s First Washable Keyboards, Collaborates With MASTInc To Develop Advanced Data Input Technology

NEW YORK/TORONTO, November 6, 2008- - Micromem Applied Sensor Technologies, Inc. (MASTInc), a wholly owned U.S. subsidiary of Micromem Technologies Inc. (OTCBB: MMTIF), has signed a Joint Development Agreement (JDA) with Unotron Limited (www.unotron.com), inventors of washable keyboard technology. The collaborative research agreement, executed in November 2008, will integrate and deploy MASTInc’s disruptive magnetic sensor technology into Unotron’s patented washable keyboards. MASTInc’s magnetic sensors are presently under the first stage of development by Unotron, and Micromem anticipates announcing revenue projections from this agreement as it matures.

"We look forward to the partnership and combining our extensive engineering knowledge to integrate MASTInc’s advanced magnetic sensor solution into a new range of keyboards," said Joseph H. Carabello, Director of Unotron. "The sensitivity and size of MASTInc’s magnetic sensor holds tremendous promise for Unotron to enhance product performance and impact cost-efficiency. Additionally, MASTInc has developed an advanced manufacturing solution that will provide significant cost savings in manufacturing this advance type of input device."

Unotron, the originator of the world’s first medical-grade washable keyboard, has been a global leader in the design and manufacturing of washable keyboards. The company’s revolutionary SpillSeal® product line is designed to be easily cleaned and disinfected to minimize risk and maximize user safety. The ability of Unotron keyboards to be thoroughly washed and sterilized without loss in functionality helps reduce the spread of life-threatening bacteria and viruses that thrive in healthcare environments, including methicillin-resistant Staphylococcus aureus (MRSA). Unotron’s recent release of its new product line, Germstopper SpillSeal®, washable-corded keyboards, has been met with tremendous international success in the healthcare industry.

Steven Van Fleet, President of MASTInc, commented: "Unotron is an important product development partner for MASTInc as we expand our vast knowledge of the magnetic field for use in the sensory market. Its product solution provides a robust alternative to conventional keyboards in terms of reliability and cost, allowing the electronic components to be completely sealed. This provides a significant market opportunity for both companies and validates the efficiencies that our technology brings to the manufacturing process. We look forward to working with Unotron to seamlessly apply our technology into their product lines."

Joseph Fuda, Micromem Chief Executive Officer, adds: "Unotron is a leader in the keyboard manufacturing business and a significant partner for us. We look forward to applying the cost and technological efficiencies of our sensors to a new range of Unotron products. As evidenced by this agreement, Steven Van Fleet and his business development team are making significant headway with companies that have large-scale capabilities. As Micromem transitions from research and development to sales and marketing, we anticipate similar contracts and further validation of our superior product."

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF) fables semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies. Micromem’s MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

About Unotron

With thirty years of OEM manufacturing experience, Unotron maintains a global footprint with offices located across North America, Europe, and Asia, making everyday computing clean and safe for organizations around the world. Unotron designs, manufactures, and markets high quality, washable data input and security devices that are easily cleaned and disinfected to mitigate the spread of infection in healthcare, education, commercial and government environments. Unotron holds patents for its SpillSeal® technology and draws upon a catalogue of patents in automated manufacturing systems and office products. For more information, visit www.unotron.com or call 800.469.7440.

Safe Harbor Statement

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem's actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in

Micromem's filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Listing:   NASD OTC-Bulletin Board - Symbol: "MMTIF"

Shares issued: 83,186,667
SEC File No: 0-26005

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